Exhibit (a)(1)(J)

Amendment No. 1

To Offer to Amend Eligible Options

The Offer to Amend Eligible Options (the “Offer to Amend”) is hereby amended and supplemented to read as follows and capitalized terms not otherwise defined herein shall be as defined in the Offer to Amend.

1.	The heading of Section 18 appearing in the Table of Contents on page 8 of the Offer to Amend is hereby restated in its entirety to read as follows:
18.	MISCELLANEOUS
2.	The heading of Section 18 appearing on page 49 of the Offer to Amend is hereby restated in its entirety to read as follows:
18.	MISCELLANEOUS
3.	The first paragraph of Section 18 appearing on page 49 of the Offer to Amend is hereby eliminated.